File No. 811-____
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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   FORM N-8B-2



                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES





         Pursuant to Section 8(b) of the Investment Company Act of 1940



                              LLAC VARIABLE ACCOUNT
                         (Name of Unit Investment Trust)










                Not the issuer of periodic payment plan certificates.
           ----

             X  Issuer of periodic payment plan certificates.
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                     I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

        LLAC Variable Account (the "Variable Account"). There is no Internal Revenue Service Employer Identification Number for the Variable Account.

    (b) Furnish title of each class or series of securities issued by the trust.

        Variable portion of Modified Single Payment Variable Universal Life Insurance Contracts (the "Contracts").

2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                     Liberty Life Assurance Company of Boston
                     (the "Company" or "Liberty Life")
                     175 Berkeley Street
                     Boston, Massachusetts 02117
                     IRS Employer Identification Number: 04-6076039

3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

    There is no custodian or trustee.

4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

    No Contracts are currently being distributed. When distribution commences, the principal underwriter will be:

                    Liberty Life Distributors LLC ("LLD")
                    100 Liberty Way
                    Dover, New Hampshire  03820
                    IRS Employer Identification Number: 02-0502398

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

    Commonwealth of Massachusetts


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6.  (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

        The Variable Account was established pursuant to Massachusetts law by resolution of the Board of Directors of Liberty Life adopted on July 10, 1998. The Variable Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them. The resolution authorizes the issuance of the Contracts.

   (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

        Not applicable, for the reasons set forth under Item 3, which is incorporated herein by reference.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

    The Variable Account has never been known by any other name.

8.  State the date on which the fiscal year of the trust ends.

    The fiscal year of the Variable Account ends on December 31.

                               Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

    There are no pending legal proceedings affecting the Variable Account. Liberty Life is engaged in routine law suits which, in its management's judgment, are not of material importance to its total assets or material with respect to the Variable Account.


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        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

    (a) Whether the securities are of the registered or bearer type;

        The Contracts which are to be issued are of the registered type insofar as all Contracts are owned by the person(s) named in a Contract as the Owner (the "Owner"), and the records concerning the Owner are maintained by or on behalf of the Company.

    (b) Whether the securities are of the cumulative or distributive type;

        The Contracts are of the cumulative type, providing for no direct distribution of income, dividends or capital gains. Such amounts are not separately identifiable but are reflected in the Account Values and death benefit under a Contract at any time.

    (c) The rights of security holders with respect to withdrawal or redemption;

        See "Amount Payable on Surrender of the Contract", "Contract Loans", and "Cancellation" in the Prospectus in Exhibit D, incorporated herein by reference.

    (d) The rights of security holders with respect to conversion, transfer, partial redemption and similar matters;

        See "Cancellation", "Amount Payable on Surrender of the Contract", "Partial Withdrawals", "Allocation of Payments", "Systematic Withdrawal Program", and "Transfer of Account Value" in the Prospectus in Exhibit D, incorporated herein by reference.

    (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement;

        See "Termination and Grace Period" in the Prospectus in Exhibit D, incorporated herein by reference.

    (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust;


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         See "Voting Rights" in the Prospectus in Exhibit D, incorporated herein by reference.

    (g) Whether security holders must be given notice of any change in:

        (1) the composition of the assets of the trust;

            See "Statements to Contract Owners" in the Prospectus in Exhibit D, incorporated herein by reference. Except to the extent described in the Prospectus, no changes in the terms and conditions of the Contracts can be made without notice to and/or consent of Contract Owners. As described in the response to other items of this form, however, the Contracts permit the Company to exercise discretion in changing certain fees and charges, restricting certain Contract Owner rights and taking certain other actions.

        (2) the terms and conditions of the securities issued by the trust;

            See 10(g)(1) above, which is incorporated herein by reference.

        (3) the provisions of any indenture or agreement of the trust;

            No notice to or consent from Owners is required in connection with any change in the provisions of the resolution of the Company's Board of Directors pursuant to which the Variable Account was established and the Contracts will be issued.

        (4) the identity of the depositor, trustee or custodian;

            There is no requirement for notice to, or consent of Owners with respect to any change in the identity of the Variable Account's depositor.

    (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

        (1) the composition of the assets of the trust;

            See "Additions, Deletions and Substitutions of Securities" and "Allocation of Payments" in the Prospectus in Exhibit D, incorporated herein by reference. Also see (g)(1) above, which is incorporated herein by reference.

        (2) the terms and conditions of the securities issued by the trust;

            See (g)(3) above, which is incorporated herein by reference.

        (3) the provisions of any indenture or agreement of the trust;


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            See (g)(1) above, which is incorporated herein by reference.

        (4) the identity of the depositor, trustee or custodian;

            See (g)(4) above, which is incorporated herein by reference.

    (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

        See "Deductions and Charges", "Contract Benefits and Rights", and "Account Value" in the Prospectus in Exhibit D, incorporated herein by reference.

        Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. If the trust owns or will own any securities of its regular brokers or dealers as defined in Rule 10b-1 under the Act, or their parents, identify those brokers or dealers and state the value of the registrant's aggregate holdings of the securities of each subject issuer as of the close of the registrant's most recent fiscal year.

    The Contract Owner will not be the owner of the securities held in the Variable Account, although the value of those securities will be used to calculate Contract benefits. The securities are owned by the Company but held in the Variable Account pursuant to Massachusetts insurance laws governing the operation of separate accounts. The securities held in the Variable Account will be shares of the Portfolios described below, which are the following registered, open-end management investment companies or series thereof: AIM Variable Insurance Funds, Inc. ("AIM Funds"); Liberty Variable Investment Trust ("Liberty Trust"); Dreyfus Stock Index Fund, Dreyfus Variable Investment Fund, Capital Appreciation Portfolio, and Dreyfus Socially Responsible Growth Fund, Inc. (collectively the "Dreyfus Portfolios"); MFS Variable Insurance Trust ("MFS Trust"); Oppenheimer Variable Account Funds ("Oppenheimer Funds"); and Stein Roe Variable Investment Trust ("Stein Roe Trust").

    AIM Advisors, Inc. is the investment adviser to each Portfolio of the AIM Funds. Liberty Advisory Services Corp. (formerly known as Keyport Advisory Services Corp.), an affiliate of Liberty Life, is the manager for Liberty Trust and its Portfolios. Colonial Management Associates, Inc., an affiliate of Liberty Life, serves as sub-adviser for the Liberty Trust Portfolios (except for the Liberty All-Star Equity Fund). Liberty Asset Management Company, an affiliate of Liberty Life, serves as sub-adviser for Liberty All-Star Equity and the current portfolio managers are J.P. Morgan Investment Management Inc., Oppenheimer Capital, Wilke/Thompson Capital Management Inc., Westwood Management Corp., and Boston Partners Asset Management, L.P. The Dreyfus Corporation ("Dreyfus") serves as investment adviser for each of the Dreyfus Portfolios. Mellon Equity Associates, an affiliate of Dreyfus, serves as index fund manager to the Dreyfus Stock Index Fund. Sarofim serves


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    as sub-investment adviser to the Dreyfus Capital Appreciation Fund. NCM
    Capital Management Group, Inc. serves as sub-investment adviser to the Dreyfus Socially Responsible Growth Fund, Inc. Massachusetts Financial Services Company is the investment adviser to each Portfolio of the MFS Trust. Oppenheimer Funds, Inc. is the investment adviser to each Portfolio of the Oppenheimer Funds. Stein Roe & Farnham Incorporated is the investment adviser for each Portfolio of Stein Roe Trust. For additional information about the Portfolios, and their advisers and subadvisers, see "Variable Account Investments: Portfolios" in the prospectus in Exhibit D, incorporated herein by reference.

    The investment objectives of the Portfolios in which the Variable Account invests are as follows:


                             Portfolios of AIM Funds
                        and Variable Account Sub-Accounts

    AIM V.I. Capital Appreciation. Capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

    AIM V.I. International Equity. Long-term growth of capital by investing in international equity securities, the issuers of which are considered by the adviser to have strong earnings momentum.

                         Portfolios of Liberty Trust and
                          Variable Account Sub-Accounts

    Colonial Small Cap Value Fund (Colonial Small Cap Value Sub-Account). Long-term growth by investing primarily in smaller capitalization equity securities.

    Colonial High Yield Securities Fund (Colonial High Yield Securities Sub-Account). High current income and total return by investing primarily in lower rated corporate debt securities. The Portfolio may invest up to 100% of its assets in lower rated bonds (commonly referred to as "junk bonds") which are regarded as speculative as to payment of principal and interest. Therefore, the corresponding Sub-Account may not be suitable for all Contract Owners. Contract Owners should carefully assess the risks associated with the Portfolio before investing.

    Colonial Strategic Income Fund (Colonial Strategic Income Sub-Account). A high level of current income, as is consistent with prudent risk and maximizing total return, by diversifying investments primarily in U.S. and foreign government and lower rated corporate debt securities. The Portfolio may invest a substantial portion of its assets in lower rated bonds (commonly referred to as "junk bonds"). Therefore, the corresponding Sub-Account may not be suitable for all Contract Owners. Contact Owners should carefully assess the risks associated with the Portfolio before investing.


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    Colonial U.S. Stock Fund (Colonial U.S. Stock Sub-Account). Long-term capital growth by investing primarily in large capitalization equity securities.

    Liberty All-Star Equity Fund (Liberty All-Star Equity Sub-Account). Total investment return, comprised of long-term capital appreciation and current income, through investment primarily in a diversified portfolio of equity securities.

                             Dreyfus Portfolios and
                          Variable Account Sub-Accounts

    Dreyfus Stock Index Fund (Dreyfus Stock Index Sub-Account). Investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.(1)

    Dreyfus Variable Investment Fund, Capital Appreciation Portfolio (Dreyfus Capital Appreciation Sub-Account). Long-term capital growth consistent with the preservation of capital, with current income as a secondary objective, by investing primarily in the common stocks of domestic and foreign issuers.

    Dreyfus Socially Responsible Growth Fund, Inc. (Dreyfus Socially Responsible Growth Sub-Account). Capital growth, with current income as a secondary goal, by investing principally in common stocks, or securities convertible into common stocks, of companies which, in the opinion of the Portfolio's management, not only meet traditional investment standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America.

                             Portfolios of MFS Trust
                       and Variable Account Sub-Accounts

    MFS Emerging Growth Series (MFS Emerging Growth Sub-Account). Long-term growth of capital by investing primarily in common stocks of companies that the adviser believes are early in their life cycle but have the potential to become major enterprises.

    MFS Research Series (MFS Research Sub-Account). Long-term growth of capital and future income by investing a substantial portion of the Portfolio's assets in equity securities of companies believed to possess better than average prospects for long-term growth. The Portfolio may invest up to 20% of its assets in foreign securities that are not traded on a U.S. exchange.

    MFS Utilities Series (MFS Utilities Sub-Account). Capital growth and current income, by investing, under normal circumstances, at least 65% (but up to 100% at the discretion of the


--------
         (1)"Standard & Poor's 500", "S&P 500(R)", and "S&P 500 (R)" are
trademarks of the McGraw-Hill Companies Inc. and have been licensed for use by the Portfolio. The Portfolio is not sponsored, endorsed, sold or promoted by S&P or The McGraw-Hill Companies, Inc.


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    adviser) of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

    MFS Growth with Income Series (MFS Growth with Income Sub-Account). Reasonable current income and long-term growth of capital and income by investing, under normal market conditions, at least 65% of its assets in equity securities of companies that are believed to have long-term prospects for growth and income. This Portfolio may also invest up to 75% (and generally expects to invest not more than 15%) of its net assets in foreign securities that are not traded on a U.S. exchange.

                         Portfolios of Oppenheimer Funds
                        and Variable Account Sub-Accounts

    Oppenheimer Bond Fund (Oppenheimer Bond Sub-Account). High level of current income by investing primarily in debt securities.

    Oppenheimer Growth & Income Fund (Oppenheimer Growth & Income Sub-Account). High total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time this Fund may focus on small to medium capitalization common stocks, bonds, and convertible securities.

                        Portfolios of Stein Roe Trust and
                          Variable Account Sub-Accounts

    Stein Roe Balanced Fund (Stein Roe Balanced Sub-Account). High total investment return through investment in a changing mix of securities.

    Stein Roe Growth Stock Fund (Stein Roe Growth Stock Sub-Account). Long-term growth of capital through investment primarily in common stocks.

    Stein Roe Money Market Fund (Stein Roe Money Market Sub-Account). High current income from short-term money market instruments while emphasizing preservation of capital and maintaining excellent liquidity.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

    (a) Name of company;

        AIM Variable Insurance Funds, Inc.
        Liberty Variable Investment Trust
        Dreyfus Life and Annuity Index Fund, Inc., dba, Dreyfus Stock
        Index Fund
        Dreyfus Variable Investment Fund
        Dreyfus Socially Responsible Growth Fund, Inc.


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        MFS Variable Insurance Trust
        Oppenheimer Variable Account Funds
        Stein Roe Variable Investment Trust

    (b) Name and principal business address of depositor;

        Not applicable.

    (c) Name and principal business address of trustee or custodian;

        Custodian for AIM Trust, MFS Trust, and Stein Roe Trust:

        State Street Bank and Trust Company
        225 Franklin Street
        Boston, Massachusetts 02110

        Custodian for Liberty Trust:

        Chase Manhattan Bank
        3 Chase Metro Tech Center
        8th Floor
        Brooklyn, New York 11245

        Custodian for Dreyfus Stock Index Fund

        Boston Safe Deposit and Trust Company
        One Boston Place
        Boston, Massachusetts 02108

        Custodian for Dreyfus Variable Investment Fund, Capital Appreciation Portfolio and Dreyfus Socially Responsible Growth Fund, Inc.

        Mellon Bank, N.A.
        One Mellon Bank Center
        Pittsburgh, Pennsylvania 15258

        Custodian for Oppenheimer Funds:

        The Bank of New York
        One Wall Street
        New York, New York 10015

    (d) Name and principal business address of principal underwriter;

        Distributor for AIM Trust:


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        AIM Distributors
        11 Greenway Plaza, Suite 100
        Houston, Texas 77046-1173

        Principal Underwriters for Liberty Trust:

        Keyport Financial Services Corporation
        125 High Street
        Boston, Massachusetts 02110

        Liberty Financial Investments, Inc.
        One Financial Center
        Boston, Massachusetts 02111

        Distributor for Dreyfus Portfolios:

        Premier Mutual Fund Services, Inc.
        60 State Street
        Boston, Massachusetts 02109

        Distributor for MFS Variable Insurance Trust:

        MFS Fund Distributors, Inc.
        500 Boyleston Street
        Boston, Massachusetts 02110

        Principal Underwriter for Oppenheimer Funds:

        Not applicable.

        Principal Underwriter for Stein Roe Trust:

        Keyport Financial Services Corporation
        125 High Street
        Boston, Massachusetts 02110

        (e) The period during which the securities of such company have been the underlying securities.

        No underlying securities have to date been acquired by the Variable Account.


            Information concerning Loads, Fees, Charges and Expenses

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments; (2) underlying securities; (3) distributions; (4) cumulated or reinvested distributions or income; and (5) redeemed or liquidated assets of the trust's securities are subject:


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        (A) the nature of such load, fee, expense, or charge;

        (B) the amount thereof;

        (C) the name of the person to whom such amounts are paid and his relationship to the trust;

        (D) the nature of the services performed by such person in consideration for such load, fee, expense, or charge.

        For sub-paragraphs (A) to (D) of this sub-item, see "Deductions and Charges", including "Deductions and Charges -- Withdrawal Charge", in the Prospectus in Exhibit D, incorporated herein by reference.

   (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

        Not applicable, because the Variable Account intends initially to issue single payment Contracts.

   (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

         See (a) and (b) above, which are incorporated herein by reference.

   (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian, or principal underwriter.

        See "Deductions and Charges -- Monthly Deduction" and "Deduction and Charges -- Withdrawal Charge", and "Deduction and Charges, Special Provisions for Group or Sponsored Arrangements" in the Prospectus in Exhibit D, incorporated herein by reference.

    (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.


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        None

    (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

        See "Portfolio Expenses" in the Prospectus in Exhibit D, incorporated herein by reference.

    (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith:

        Not applicable since the Variable Account has not yet commenced operations.

               Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

    See "Application for a Contract", "Allocation of Payments", and "Distribution of Contracts" in the Prospectus in Exhibit D, incorporated herein by reference.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

    See "Application for a Contract", "Allocation of Payments", "Payments", and "Transfer of Account Value" in the Prospectus in Exhibit D, incorporated herein by reference.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

        See "Portfolios" in the Prospectus in Exhibit D incorporated herein by reference.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.


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        The procedures with respect to withdrawal or redemption by security holders are described in response to Items 10(c) and 10(d), which are incorporated herein by reference.

    (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

        See Items 10(c), 10(d) and 10(e) and 17(a), which are incorporated herein by reference.

    (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

        Not applicable. Variable Account assets are used to support benefits and amounts payable under a Contract and there is no limit on the amount of Variable Account interests that may be sold.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

        See "Portfolios" and "Allocation of Payments" in the Prospectus in Exhibit D, incorporated herein by reference.

    (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

        Not applicable.

    (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

        The assets of the Variable Account which are allocable to the Contracts constitute a reserve for the payment of benefits under the Contracts. The general assets of the Company are also available to satisfy the Company's contractual obligations under the Contracts.

    (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents


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        the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

        Not applicable.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

    The Company has responsibility for all administration of the Contracts. The Company, among other things, will maintain the records and books of the Variable Account. It also will maintain records of the name, address, taxpayer identification number, and other pertinent information for each Owner and the number and type of Contract issued to each such Owner and records with respect to the Account Value, Surrender Value, Accumulation Unit Value and the Death Benefit of each Contract. Under the Distribution Agreement among the Company on its own behalf and on behalf of the Variable Account and LLD, LLD will maintain certain records relating to the sale of the Contracts.

    See "Portfolios" and "Statements to Contract Owners" in the Prospectus in Exhibit D, incorporated herein by reference.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

    (a) Amendments to such indenture or agreement;

        Item 10(g) is incorporated herein by reference.

    (b) The extension or termination of such indenture or agreement;

        Items 6(a) and 6(b) are incorporated herein by reference.

    (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions;

        Not applicable, for the reasons set forth in Item 3, which is incorporated herein by reference.

    (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed;

        Not applicable.

    (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions;


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        There are no provisions relative to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions. The Company is bound under the Contracts and Massachusetts insurance law to carry out its obligations and those of the Variable Account under the Contracts.

    (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

        There are no provisions relating to the appointment of a successor depositor or the procedure if a successor depositor is not appointed. The Company is bound under the Contracts and Massachusetts insurance law to carry out its obligations (including those with respect to the Variable Account) under the Contracts.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

        See "Contract Loans" in the Prospectus in Exhibit D, incorporated herein by reference.

    (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

        (1) the name of each person who makes such agreements or arrangements with security holders;

        (2) the rate of interest payable on such loans;

        (3) the period for which loans may be made;

        (4) costs or charges for default in repayment at maturity;

        (5) other material provisions of the agreement or arrangements.

        Item 21(a) is incorporated herein by reference.

    (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

        Not applicable, since no Contracts have yet been sold.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

    There are no such provisions.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

    See "Liberty Life Assurance Company of Boston" in the Prospectus in Exhibit D, incorporated herein by reference.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

    See "General Contract Provisions" in the Prospectus in Exhibit D, incorporated herein by reference.

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
                    ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization,

    See "Liberty Life Assurance Company of Boston" in the Prospectus in Exhibit D, incorporated herein by reference.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith: (Chart omitted)

        The Company has not received any such fees as yet.

    (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

        (1) the nature of such fee or participation;

        (2) the name of the person making payment;

        (3) the nature of the services rendered in consideration for such fee or participation;

        (4) the aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

        The Company has not received any such fees.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

    See "Liberty Life Assurance Company of Boston" in the Prospectus in Exhibit D, incorporated herein by reference.

                  Officials and Affiliated Persons of Depositor

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the depositor.

    Items 29 and 30 are incorporated herein by reference.

    (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

    See "Officers and Directors of Liberty Life" in the Prospectus in Exhibit D, incorporated herein by reference.

                    Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote five percent or more of the outstanding voting securities of the depositor.

    Liberty Life is an indirect, wholled subsidiary of Liberty Mutual Insurance Company (90%) and Liberty Mutual Fire Insurance Company (10%). Liberty Mutual Insurance Company is a multi-line insurance and financial services institution.

                               Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor.

    Not applicable

              Compensation of Officers and Directors of Depositor.
                     Compensation of Officers of Depositor.

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

    (a) Directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

        No officer, director or employee has been paid any separate remuneration by the Company for services with respect to the Variable Account.

    (b) Directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

        Item 31(a) is incorporated herein by reference.

    (c) Indirectly or through subsidiaries to each of the officers or partners of the depositor.

        Item 31(a) is incorporated herein by reference.

                            Compensation of Directors

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

    (a) The aggregate direct remuneration to directors;

        Item 31(a) is incorporated herein by reference.

    (b) Indirectly or through subsidiaries to directors.

        Item 31(a) is incorporated herein by reference.

                            Compensation to Employees

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

        Item 31(a) is incorporated herein by reference.

    (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in a supervisory capacity;
        (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

        Item 31(a) is incorporated herein by reference.

                          Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries:

       Not applicable, because the Variable Account has not yet commenced operations.

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

                           Distribution of Securities

35. Furnish the names of the states in which sales of the trust's securities:
    (a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each state.

    No sales of the Contracts have been made or are currently being made. It is presently proposed to sell the Contracts in all the states and the District of Columbia, to the extent that, and at such time as, the Company obtains necessary regulatory clearance in such states to do so.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

    Not applicable.

37. (a) Furnish the following information with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded:

        (1) name of officer, agency or body;

        (2) date of denial;

        (3) brief statement of reasons given for denial.

        As to (1) through (3), none.

    (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body:

        (1) name of officer, agency or body;

        (2) date of revocation;

        (3) brief statement of reasons given for revocation.

            As to (1) through (3), none.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

        See "Distribution of Contracts" in the Prospectus in Exhibit D, incorporated herein by reference.

    (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

        The Company will execute a Distribution Agreement with LLD whereby LLD will distribute the Contracts on a best efforts basis. The agreement will be effective on the date stipulated and will remain effective until terminated by either party upon not less than [60] days advance written notice and may not be assigned, except by operation of law.

        See Exhibits 1-A(3)(a) and "Distribution of Contracts" in the Prospectus in Exhibit D, incorporated herein by reference.

    (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

        See Exhibit 1-A(3)(b) and (c) and "Distribution of Contracts" in the Prospectus in Exhibit D, incorporated herein by reference.

                  Information Concerning Principal Underwriter.

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

        LLD is a limited liability company organized under the laws of the Commonwealth of Massachusetts on June 19, 1998.

    (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

        Not applicable as the Variable Account currently is not distributing securities. LLD has a pending application for membership in the NASD.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith:

        Not applicable, since no Contracts have yet been sold.

    (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

        (1) the nature of such fee or participation;

        (2) the name of the person making payment;

        (3) the nature of the services rendered in consideration for such fee or participation;

        (4) the aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

            The response to Item 40(a) is incorporated herein by reference. No such fee or any participation in fees are provided for. The response to Item 13(a) is incorporated herein by reference.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies, other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

        LLD is a newly organized broker-dealer that intends to act as a distributor of variable life insurance and variable annuity products. LLD is a wholly-owned subsidiary of Liberty Life.

    (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

        Not applicable, since no Contracts are currently being sold.

    (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

        Not applicable, since no sales of Contracts have yet been made.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

    Not applicable, since no Contracts are currently being distributed.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

    Not applicable, since no Contracts have yet been sold.

       Offering Price or Acquisition Valuation of Securities of the Trust

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

        (1) the source of quotations used to determine the value of portfolio securities;

            Portfolio shares are valued at net asset value, as supplied to the Company by the Portfolios or their agents.

        (2) whether opening, closing, bid, asked or any other price is used;

            Not applicable.

        (3) whether price is as of the day of sale or as of any other time;

            Item 16 is incorporated herein by reference.

        (4) a brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

            The Variable Account's assets and liabilities (such as charges against the Variable Account) are valued in accordance with generally accepted accounting principles on an accrual basis. With regard to charges for accrual of an income tax reserve, Item 13(a) is incorporated herein by reference.

        (5) other items which registrant adds to the net asset value in computing offering price of its securities;


            Not applicable, for the reasons set forth in Item 44(b), which is incorporated herein by reference.

        (6) whether adjustments are made for fractions:

             (i) before adding distributor's compensation (load); and

            (ii) after adding distributor's compensation (load):

            Not applicable, because the Variable Account does not compute per-unit values in the manner presupposed by this Item and Item 44(b), and there are no sales loads with respect to sales of the Contracts. Appropriate adjustments will be made for fractions in all computations.

    (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

        Since the Variable Account has not issued any Contracts, this item cannot be answered in the way it contemplates. In return for Payments made, the Contract Owners and beneficiaries have insurance coverage in the amount of the Death Benefit under the Contract, a right to the Surrender Value of the Contract and an interest in the Cash Value of the Contract. The manner of calculating these benefits, rights and interests is described in Items 10(c), (d), (e) and (i), which are incorporated herein by reference. The fees and charges to which the Contracts are subject are described in Item 13, which is incorporated herein by reference, and the manner of determining the amount of Payments under a Contract is described in Item 44(c), which is incorporated herein by reference.

    (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

        In setting its premium rates, the Company considers actuarial estimates of death and cash value benefits, terminations, expenses, investment experience and amounts to be contributed to the Company's surplus. For additional information as to how premium rates are set, see Items 13(c) and 13(a), which are incorporated herein by reference.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

    (a) by whose action redemption rights were suspended;

    (b) the number of days' notice given to security holders prior to suspension of redemption rights;

    (c) reason for suspension;

    (d) period during which suspension was in effect.

        There has been no such suspension.

                Redemption Valuation of Securities of the Trust.

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

        (1) the source of quotations used to determine the value of portfolio securities;

            Item 44(a)(1) is incorporated herein by reference.

        (2) whether opening, closing, bid, asked or any other price is used;

            Not applicable.

        (3) whether price is as of the day of sale or as of any other time;

            Item 44(a)(3) is incorporated herein by reference.

        (4) a brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

            Item 44(a)(4) is incorporated herein by reference.

        (5) other items which registrant deducts from the net asset value in computing redemption value of its securities;

            Item 44(a)(5) is incorporated herein by reference.

        (6) whether adjustments are made for fractions.

            Item 44(a)(6) is incorporated herein by reference.

    (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

        To the extent that this paragraph is applicable, see the answers to Items 44(a) and 46(a), which are incorporated herein by reference.

             Purchase and Sale of Interests in Underlying Securities
                          from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

    Item 16 is incorporated herein by reference. There is no procedure for the purchase of underlying securities or interests therein from Owners who exercise surrender rights.

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

    (a) Name and principal business address;

    (b) Form of organization;

    (c) State or other sovereign power under the laws of which the trustee or custodian was organized;

    (d) Name of governmental supervising or examining authority.

    Not applicable. The Variable Account has neither trustee nor custodian.

49. State the basis for the payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

    Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

    No such lien may be created.

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to the insurance of holders of securities:

    (a) The name and address of the insurance company;

        Various insurance benefits are provided under the Contracts by the Company, the address of which is incorporated herein by reference to
        Item 2.

    (b) The types of policies and whether individual or group policies;

        The Contracts are modified single payment variable universal life insurance contracts and are issued on an individual basis.

    (c) The types of risks insured and excluded;

        The mortality and expense risk assumed is that the Company's estimates of longevity and of the expenses incurred over the lengthy period the Contract may be in effect -- which estimates are the basis for the level of other charges the Company makes under the Contract -- will not be correct.

        Under certain options for the payment of benefits under the Contracts, the Company assumes the risk that it will be unable to invest the assets supporting the Contracts at a return sufficient to pay the guaranteed minimum interest rate under such options and the expenses of administering the Contracts and, in some cases, a risk that beneficiaries under such options will live longer than anticipated.

    (d) The coverage of the policies;

        See "Purchase of Contract and Allocation of Payments" in the Prospectus in Exhibit D, incorporated herein by reference.

    (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put;

        The recipient of the benefits of the insurance undertakings described in
        Item 51(c) is either the designated primary beneficiary, any contingent beneficiaries, or the estate of the insured(s) as stated in the application for the Contract or as subsequently modified by the Owner. There is no limitation on the use of the proceeds.

    (f) The terms and manner of cancellation and of reinstatement;

        The insurance undertakings described in Item 51(c) are integral parts of the Contract and may not be terminated while the Contract remains in effect, except to the extent set forth in Items 10(e) and 21(a), which are incorporated herein by reference.

    (g) The method of determining the amount of Payments to be paid by holders of securities;

        See "Purchase of Contract and Allocation of Payments" in the Prospectus in Exhibit D, incorporated herein by reference.

    (h) The amount of aggregate Payments paid to the insurance company during the last fiscal year;

        Not applicable, since no Contracts have yet been sold.

    (i) Whether any person other than the insurance company receives any part of such Payments, the name of each such person and the amount involved, and the nature of the services rendered therefor;

        Item 13(e) is incorporated herein by reference.

    (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

        None except as disclosed in this registration statement.


                            VII. POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of the remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

        Items 10(g) and 10(h) are incorporated herein by reference with regard to the Company's right to substitute any other investment for shares of any Portfolio of the Funds.

    (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

        (1) title of security;

        (2) date of elimination;

        (3) reasons for elimination;

        (4) the use of the proceeds from the sale of the eliminated security;

        (5) title of security substituted, if any;

        (6) whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction;

        (7) compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

        Not applicable, since no Contracts have yet been sold.

    (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

        (1) the grounds for elimination and substitution;

        (2) the type of securities which may be substituted for any underlying security;

        (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

        (4) whether such substituted securities may be the securities of any other investment company; and

        (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

        Items 10(g) and 10(h) are incorporated herein by reference.

    (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

        None.

                          Regulated Investment Company

53. (a) State the taxable status of the trust.

        See "Taxation of Liberty Life and the Variable Account" in the Prospectus in Exhibit D, incorporated herein by reference.

    (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

        The Variable Account has not and does not intend to so qualify.

                   VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities:

    Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

    Not applicable. The Contracts are life insurance contracts and do not operate as the usual periodic payment plan certificate. Moreover, no Contracts have yet been sold and the Variable Account has no operating history.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type of each installment payment type of periodic payment plan certificate being issued by the trust.

    Not applicable, since no Contracts have yet been sold.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

    Not applicable, since no Contracts have yet been sold.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

    Not applicable, since no Contracts have yet been sold.

59. Financial Statements:

    Financial Statements of the Trust:

    No financial statements are filed for the Variable Account because it has not yet commenced operations, has no assets nor liabilities, and has received no income or incurred any expense.

    Financial Statements of the Depositor:

    "Financial Statements" in the Prospectus included in Exhibit D are incorporated herein by reference.

                                  IX. EXHIBITS

Except as otherwise noted all exhibits are incorporated by reference to the Registration Statement filed on Form S-6, of LLAC Variable Account, filed contemporaneously herewith.

Exhibit Number                              Title
--------------                              -----
1-A(1)         Resolution of Liberty Life establishing LLAC Variable Account*

1-A(2)         Not Applicable

1-A(3)(a)      Form of Distribution Agreement*

1-A(3)(b)      Form of Broker-Dealer and General Agent Sales Agreement*

1-A(3)(c)      Schedules of Sales Commissions*

1-A(4)         Not Applicable

1-A(5)(a)      Specimen Single Life Contract*

1-A(5)(b)      Specimen Survivorship Agreement*

1-A(6)(a)      Articles of Incorporation of Liberty Life**

1-A(6)(b)      By-laws of Liberty Life**

1-A(7)         Not Applicable

1-A(8)(a)      Form of Participation Agreement By and Among AIM Variable Insurance
               Funds, Inc., ____________ Life Insurance Company, and ____________*

1-A(8)(b)      Form of Participation Agreement By and Among ___________ Life Insurance
               Company, Liberty Variable Investment Trust, and Liberty Financial Investments, Inc.*

1-A(8)(c)      Form of Participation Agreement By and Among ___________ Life Insurance
               Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible
               Growth Fund, Inc., and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus
               Stock Index Fund)*

1-A(8)(d)      Form of Participation Agreement By and Among ________________, MFS
               Variable Insurance Trust, _________________, and Massachusetts Financial
               Services Company*

1-A(8)(e)      Form of Participation Agreement By and Among Oppenheimer Variable Account
               Funds, OppenheimerFunds, Inc., and ________________ Life Insurance Company*

1-A(8)(f)      Form of Participation Agreement By and Among Keyport Financial Services
               Corp., ________________________________________, and Stein Roe Variable
               Investment Trust*

1-A(9)         Not Applicable

1-A(10)(a)     Specimen Application*

1-A(10)(b)     Specimen Application*

1-A(10)(c)     Specimen Variable Life Insurance Supplemental Application*

B              Not Applicable

C              Not Applicable

D              Prospectus included in Form S-6 Registration Statement of LLAC
               Variable Account (File No. 333-xxxxx ), filed contemporaneously herewith***

-------------------
  *Incorporated by reference to Form S-6 Registration Statement of LLAC Variable
   Account (File No. 333-xxxxx), filed contemporaneously herewith. **Incorporated by reference to Registration Statement of Variable Account J of
   Liberty Life Assurance Company of Boston (File No. 333-29811; 811-08269), filed on or about June 18, 1997.
***Attached hereto.

                                    SIGNATURE


       Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Boston and the Commonwealth of Massachusetts on the 21st day of October, 1998.

LLAC VARIABLE ACCOUNT (Registrant)

By:     LIBERTY LIFE ASSURANCE COMPANY
        OF BOSTON (Sponsor)




BY: /s/ Elliot J. Williams
    ------------------------------------
        Elliot J. Williams
        Treasurer




Attest: /s/ Hope M. Erwin
        --------------------------------
            Hope M. Erwin

                                  EXHIBIT INDEX


EXHIBIT               TITLE

D Prospectus included in Form S-6 Registration Statement of LLAC Variable Account
               (File No. 333-__________)